Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

“UpHealth Inc. and Cloudbreak Health featured in Fierce Healthcare List: Most interesting health tech M&A deals in 2020”

by Heather Landi |

Dec 7, 2020 12:00pm

(Getty/Kritchanut)

The COVID-19 pandemic has accelerated the shift to digital health and the need for tech-enabled health services. And that’s driving robust mergers and acquisitions activity in the technology space.

The accelerated implementation and adoption of healthcare apps, telemedicine, and web-based resources is driving both M&A volumes and values across health technology in 2020, according to Hampleton Partners, a technology mergers and acquisitions advisor.

Health tech transaction volume is on the rise, with 131 transactions recorded in the first half of 2020, Hampleton Partners reported. This upward trend, after a significant dip in 2016 and 2017, takes the sector back to the peak levels observed five years ago.

eHealth merger and acquisition activity increased significantly in the third quarter of 2020, according to new acquisition data from HealthCareMandA.com. There were 58 transactions reported in the third quarter, a 17% increase compared with the previous quarter’s 51 deals.

Twenty-seven deals disclosed a price in the third quarter, totaling $20.8 billion, which eclipses the $606 million in announced spending for the second quarter.

“The third quarter is usually a quiet time in the healthcare deal-making cycle, but with the coronavirus pandemic, it was difficult to anticipate results,” said Lisa Phillips, editor of HealthCareMandA.com. “Seeing deal volume pick up again in sectors such as home health and hospice, eHealth and other services shows there’s still strong interest in the market.”

Healthcare and digital health firms also are cashing in the rapid rise in shell companies investing billions to acquire companies and then take them public. These deals with blank-check companies have become a popular vehicle to go public amid the uncertainty of the COVID-19 pandemic in 2020. The investment bank Jefferies reports there have been 16 SPAC transactions focused on the healthcare industry so far in 2020.

Among the M&A activity we’ve seen this year, there have been blockbuster deals—Teladoc’s $18.5 billion acquisition of Livongo, for example—along with a bankruptcy sale that marked the end of a one-time digital health unicorn.

Take a look at the 10 most interesting healthcare tech M&A deals of 2020:

•	Teladoc snaps up Livongo

•	Siemens Healthineers picks up Varian Medical Systems

•	Blackstone scoops up Ancestry

•	Otsuka Pharmaceutical pulls in Proteus Digital Health

•	Hims & Hers merges with Oaktree Acquisition

•	Walmart ups digital health with CareZone acquisition

•	Change Healthcare buys pharmacy tech, imaging companies

•	Omada Health snaps up virtual physical therapy startup Physera

•	Curavi Health, CarePointe, U.S. Health Systems merge to form Arkos Health

•	Telehealth companies UpHealth, Cloudbreak merge to go public

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.